June 14, 2005



VIA EDGAR

Larry Greene, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0505

        RE:   Blue Rock Market Neutral Fund, LLC
              TENDER OFFER STATEMENT ON SCHEDULE TO (FILE NO. 005-80206)

Dear Mr. Greene:

            On behalf of Blue Rock Market Neutral Fund, LLC ("Fund"), we are responding to your comments to the Fund's Tender Offer Statement on Schedule TO, filed on March 31, 2005 ("Schedule TO"), as discussed in a telephone conversation on April 12, 2005 with Connie Shannon of UMB Fund Services, Inc., the Tender Offer Administrator and on May 18, 2005, with me. On behalf of the Fund, please find our responses to your comments below:

1. All EDGAR filings should be accompanied by a cover letter;

2. The statement in Item 1 of the Schedule TO that payment may be made in cash and/or marketable securities;

3. The statement in the last paragraph of Item 1 of the Schedule TO regarding shareholders' right to withdraw their tenders and the Fund's right to cancel, amend or postpone the Tender Offer;

4. Correct value of the Tender Offer; and

5. The use of all capital letters in the Offer to Purchase.


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            RESPONSES

1.                COVER LETTER TO EDGAR FILINGS

             The Fund inadvertently omitted a cover letter in its March 31, 2005 Schedule TO filing, even though it had intended to file such a letter. In future EDGAR filings, the Fund will file a cover letter with its filings.

2.                CASH AND/OR MARKETABLE SECURITIES

            Item 1 of the Schedule TO states that payment for the tendered interests may be made in cash and/or marketable securities. You noted that shareholders should receive the same type of consideration for their interests. Although the Fund does not intend to make payment, either in whole or in part, using marketable securities, in the event that it uses such form of payment, the Fund would make such payment on a pro rata basis so that each member would receive the same type of consideration.

3.                FUND'S RIGHT TO CANCEL, AMEND OR POSTPONE OFFER

            The last paragraph of Item 1 of the Schedule TO states that just as members of the Fund have the right to withdraw their tender of an interest in the Fund, the Fund has the right to amend, cancel or withdraw its offer to purchase interests. In future filings, we will not equate the Fund's ability to cancel, amend or postpone the tender offer (subject to certain conditions) to the member's right to withdraw the tender of their interest in the Fund.

4.                TENDER OFFER VALUE

            We hereby confirm that Item 2(b) of the Schedule TO is correct. As stated in Item 2(b), the Fund will purchase up to $40 million in interests from members of the Fund and, as of February 1, 2005, there was approximately $41.8 million in outstanding capital of the Fund.

5.                COMPLIANCE WITH PLAIN ENGLISH DISCLOSURES

            With respect to the use of all capital letters in three paragraphs of the Offer to Purchase, Exhibit B of the Schedule TO, the Fund will henceforth present this text in an alternate text format rather than in all capital letters, consistent with the requirements set forth in Securities Act Release No. 7497 (Jan. 28, 1998) ("Plain English Disclosures").

            In addition to the foregoing, the Fund acknowledges that:

o The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission ("Commission") from taking any action with respect to the filing; and
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o    The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            The Fund believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call George Silfen at (212) 756-2131 or me at (212) 756-2047. Thank you for your assistance regarding this matter.

                                Very truly yours,

                              /s/ Jonathan R. Simon